SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                 ---------

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)

                             (AMENDMENT NO. 1)

                         STARWOOD HOTELS & RESORTS
                 STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
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                              (Name of Issuer)

               Shares of Beneficial Interest, $0.01 par value
                  Shares of Common Stock, $0.01 par value
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                       (Title of Class of Securities)

                                855905 10 5
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                               (CUSIP Number)

                              Mark A. Beaudoin
                     Ziff Brothers Investments, L.L.C.
                              Citicorp Center
                            153 East 53rd Street
                          New York, New York 10022
                               (212) 292-6511
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             February 23, 1998
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          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



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CUSIP NO. 855905 10 5
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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Ziff Investors Partnership, L.P. II
         (I.R.S. Ident. No. Intentionally Omitted)
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                    (b) |_|
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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS*

         Not applicable.
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             |_|
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    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              -0-
     OWNED BY        --------------------------------------------------------
       EACH            8     SHARED VOTING POWER
     REPORTING
      PERSON                 25,087
       WITH          --------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             -0-
                     --------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             2,276,457
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,284,819 (See Item 5 herein).
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   |_|
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%(1)
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   14    TYPE OF REPORTING PERSON*

         PN
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------------
    (1) Based upon 187,107,584 Paired Shares (as defined herein) outstanding as of February 28, 1998. Such information is based upon publicly available information.





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CUSIP NO. 855905 10 5                   13D
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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         PBK Holdings, Inc.
         (I.R.S. Ident. No. Intentionally Omitted)
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                       (b) |_|
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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS*

         Not applicable.
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              |_|
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    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              -0-
     OWNED BY        --------------------------------------------------------
       EACH            8     SHARED VOTING POWER
     REPORTING
      PERSON                 25,087
       WITH          --------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             -0-
                     --------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             2,276,457
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,284,819 (See Item 5 herein).
------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   |_|
------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%(1)
------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         OO
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--------------
    (1) Based upon 187,107,584 Paired Shares (as defined herein) outstanding as of February 28, 1998. Such information is based upon publicly available information.



      This Amendment No. 1 (this "Amendment") amends the Schedule 13D originally filed with the Commission on January 10, 1997 by Ziff Investment Partners, L.P. II and Ziff Investment Management, L.L.C. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the original Schedule 13D. This is a final amendment.

ITEM 1.  SECURITY AND ISSUER.

      This Statement on Schedule 13D relates to shares of Beneficial Interest, par value $.01 per share (the "Trust Shares"), of Starwood Hotels & Resorts (formerly Starwood Lodging Trust) (the "Trust") and shares of Common Stock, par value $.01 per share (the "Corporation Shares"), of Starwood Hotels & Resorts Worldwide, Inc. (formerly Starwood Lodging Corporation) (the "Corporation" and together and with the Trust, the "Companies"). Pursuant to a pairing agreement between the Trust and the Corporation, the Trust Shares and the Corporation Shares are "paired" and may only be held and transferred in units consisting of one Trust Share and one Corporation Share (collectively, a "Paired Share"). Accordingly, this Statement on Schedule 13D is filed with respect to Paired Shares and relates to both the Trust and the Corporation.

            On February 23, 1998 (the "Effective Time"), the Companies completed the acquisition (the "Acquisition") of ITT Corporation, a Nevada corporation ("ITT"), in accordance with an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") , dated as of November 12, 1997, among the Companies, Chess Acquisition Corp., a Nevada corporation and a subsidiary of the Corporation ("Merger Sub"), and ITT. Pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into ITT (the "Merger"), whereupon the separate corporate existence of Merger Sub ceased and ITT continued as the surviving corporation. As a result of the Merger, ITT was owned jointly by the Trust and the Corporation. Shareholders of ITT, other than the Trust, received newly issued Paired Shares as consideration in the Merger. Solely by virtue of such increase in the number of Paired Shares outstanding, the percentages of Paired Shares owned by the Reporting Persons has decreased below 5% individually and in the aggregate, as further set forth herein. Immediately after the Effective Time of the Merger, the Corporation purchased all the common stock, no par value, of ITT ("ITT Common Stock") owned by the Trust for a combination of cash and notes. After such purchase, ITT became a wholly owned subsidiary of the Corporation.

      The name and address of the principal executive offices of the Trust are as follows: Starwood Hotels & Resorts, 2231 East Camelback Road, Suite 410, Phoenix, AZ 85016. The name and address of the principal executive offices of the Corporation are as follows: Starwood Hotels & Resorts Worldwide, Inc., 2231 East Camelback Road, Suite
410, Phoenix, AZ  85016.

ITEM 2.  IDENTITY AND BACKGROUND.

      a. Ziff Investors Partnership, L.P. II. Ziff Investors Partnership, L.P. II (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The principal business of the Partnership is to make direct investments in marketable and private securities and indirect investments as a limited partner in partnerships that invest in marketable securities, real estate and venture capital interests. Since the initial filing on Schedule 13D, Ziff Investment Management, L.L.C. and DHS Holdings L.L.C. have been removed as managing general partner and investment general partner, respectively, and PBK Holdings, Inc. is now the general partner of the Partnership. (See paragraph (b) below for further information regarding PBK Holdings, Inc.) The address of each of the principal business and the principal office of the Partnership is Citicorp Center, 153 East 53rd Street, 43rd Floor, New York, New York 10022.

      b. PBK Holdings, Inc. PBK Holdings, Inc. (the "General Partner") is a corporation organized under the laws of the State of Delaware and is the general partner of the Partnership. The principal business of the General Partner is to act as the general partner of the Partnership and of other limited partnerships affiliated with the Partnership. The principal business address and principal office of PBK Holdings, Inc. is 156 Greenwich Avenue, Unit 2A, Greenwich, Connecticut 06830. The General Partner's sole shareholder is Philip B. Korsant, an individual resident of Connecticut and a U.S. citizen. Mr. Korsant serves as President and as a director of the General Partner. His principal business is investing. Mr. Korsant's principal business address is 156 Greenwich Avenue, Unit 2A, Greenwich, Connecticut 06830.

      The name, present principal occupation or employment and citizenship of each director and executive officer of PBK Holdings, Inc.
are set forth below:



Name                     Occupation/Employment         Citizenship

Philip B. Korsant        President and Director          U.S.A.

William B. Ziff          Director                        U.S.A.

Dirk E. Ziff             Director                        U.S.A.

Paul M. Stafford         Director                        U.S.A.

Daniel H. Stern          Director                        U.S.A.

Robert D. Ziff           Secretary and Director          U.S.A.

Mark A. Beaudoin         Treasurer                       U.S.A.

      The principal business address of each of the directors and officers other than Mr. Korsant is c/o Ziff Brothers Investments, L.L.C., Citicorp Center, 153 East 53rd Street, 43rd Floor, New York, New York 10022.

      The Partnership, the General Partner, and Mr. Korsant are collectively referred to herein as the "Reporting Persons."

      None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining subject to, Federal or State securities laws or finding any violation with respect to such laws during the past five years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Unchanged.

Item 4.  Purpose of Transaction.

      Unchanged, except as follows:

      The Reporting Persons did not control the Companies' decision to consummate the Transaction.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Beneficial Ownership

      As of February 28, 1998, the Reporting Persons beneficially owned the number of Paired Shares as follows, subject to adjustments:


                    Beneficial Ownership      Voting Power      Dispositive Power
                    Paired        % of        ------------      -----------------
Reporting Person    Shares     Outstanding   Sole    Shared     Sole      Shared
----------------    ------     -----------   ----    ------     ----      ------
Ziff Investors      2,284,819         1.2%   None    25,087     None     2,276,457
Partnership, L.P.
II

PBK Holdings,       2,284,819         1.2%   None    25,087     None     2,276,457
Inc.

Philip B. Korsant   2,284,819         1.2%   None    25,087     None     2,276,457


      Of the Paired Shares listed above, 2,259,732 Paired Shares are deemed to be owned by virtue of the ownership of Units which are exchangeable into Paired Shares, as described in Item 3. The percentage of the outstanding Paired Shares and the Voting Power disclosure above assumes the exchange of all 2,259,732 Units owned by the Partnership (and no exchange of Units by any other person) into Paired Shares.

      The Partnership's beneficial ownership included (i) 2,259,732 Paired Shares issuable upon exchange of the 2,259,732 Units distributed to the Partnership in the Distribution effective as of December 31, 1996 and (ii) 25,087 Paired Shares which are part of a restricted stock award (the "Restricted Stock Award") of 167,247 Paired Shares granted to Starwood Capital Group, L.L.C. ("Starwood Capital") on August 12, 1996, in connection with the Trust's acquisition of eight hotels from an institutional investor. The number of Paired Shares subject to the Restricted Stock Award was increased 50% to 250,870 pursuant to a 3 for 2 stock split on each of Trust Shares and the Corporation Shares that was paid on January 27, 1997. Two-thirds of the Restricted Stock Award is vested, and the remainder vests on December 30, 1998. S IV Holdings, L.L.C. ("S IV"), a Delaware limited liability company owned by the Partnership and Ziff Investment Management, L.L.C., was granted a 10% interest in the Restricted Stock Award by Starwood Capital. S IV has the right to vote the 25,087 Paired Shares subject to the Restricted Stock Award and to receive any dividends on such Paired Shares. The Partnership's shared voting and dispositive power results from its relationship with the General Partner.

      The General Partner's and Mr. Korsant's beneficial ownership includes the Units and Paired Shares which are beneficially owned by the Partnership. The General Partner's shared voting and dispositive power results from its relationship with the Partnership and Mr. Korsant's shared voting and dispositive power results from his relationship to the General Partner.

      Other than the Transaction, the Reporting Persons have not been involved in any transactions in the Paired Shares during the past 60 days.

      After giving effect to the transactions described herein, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Paired Shares as of February 23, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Unchanged.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Unchanged.




                                SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.

Dated: April 27, 1998

                                    ZIFF INVESTORS PARTNERSHIP, L.P. II

                                    By: PBK HOLDINGS, INC.,
                                        its general partner

                                    By: /s/ Philip B. Korsant
                                        ---------------------------------
                                            Philip B. Korsant
                                            President

                                    PBK HOLDINGS, INC.

                                    By: /s/ Philip B. Korsant
                                        ---------------------------------
                                            Philip B. Korsant
                                            President